FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2020
Commission File Number  001-31522
Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F    [   ]     Form 40-F    [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  [    ]  No [ X ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.9 to this Form 6-K of Eldorado Gold Corporation (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-233055) of the Company, as amended or supplemented.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: March 3, 2020	By:	/s/ Karen Aram
Karen Aram, Corporate Secretary

Exhibits

Exhibit No.	Description
99.1	Material Change Report dated March 3, 2020
99.2	Consent of Qualified Person – Imola Götz
99.3	Consent of Qualified Person – Stephen Juras
99.4	Consent of Qualified Person – Colm Keogh
99.5	Consent of Qualified Person – Sean McKinley
99.6	Consent of Qualified Person – Richard Miller
99.7	Consent of Qualified Person – Paul Skayman
99.8	Consent of Qualified Person – David Sutherland
99.9	Consent of Qualified Person – Ertan Uludag